EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Tel Aviv, Israel – July 2, 2017 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that Bezeq’s Board of Directors has approved the appointment of Yali Rothenberg, CPA as CFO of the Bezeq Group.

For the last five years Rothenberg has served as Senior Deputy to the Accountant General and Head of the Finance, Credit and Management Information Division at the Treasury. He will take up his position at Bezeq in September, after the mandatory cooling off period.

As part of his current work with the Accountant General at the Treasury, Rothenberg is responsible for government debt, raising capital in Israel and abroad, and managing the relations between international rating agencies and investors and the government. Rothenberg has worked a great deal with the capital markets and the banking system in Israel and around the world, and has accumulated much experience leading major financial systems, in the management of the areas of economics and budgeting, accounting, cash flow management, capital raising and more.

Previously Rothenberg was Chief Accountant in the Accountant General’s Division and was responsible for operational risk management at the Accountant General and Deputy Controller at the Ministry of Education. Rothenberg is a certified public accountant, with a BA in economics and an MBA (summa cum laude), specializing in finance.

Following the appointment, Stella Handler, the CEO of Bezeq, said today, “Yali brings to Bezeq the right professional abilities at this challenging time, in which the Company must maintain stability and continue with day to day operations. I am convinced that he will lead the Finance Division in the best possible way, so that it will continue to be a central component in Bezeq’s success.”

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.